BLUE GOLD WORKS INC.

2021 Report

Dear investors,

With past funding sources of WeFunder, Grundfos and self-funding, Blue Gold Works is approaching ability to scale. Current projects include grant proposal for $20 million that supports job creation for underserved women and youth in Africa, providing green jobs in agriculture and agricultural sectors. Other initiatives include testing of water purification processes, solar charging hubs, innovative drip irrigation systems, and pay-as-you-go (PAYG) systems for water. BGW is laying the groundwork for holistic sustainable solutions through women and youth across water and agriculture. BGW is confident these integrated solutions will provide a firm foundation to scale.

We need your help!

Donations at bluegoldworks.com for our proof of concept water sanitation pilots in Ghana and Nigeria. Donations will also fund food and energy projects. Advice and counsel needed to assure compliance with SEC regulations for next $5 million round of fund raising. BGW anticipates profitability in 2023 from the sale of Moringa Oil and Honey to high end cosmetic companies. BGW will need a minimum of $200,000 in additional capital to achieve profitability in 2023.

Sincerely,

Lynn Langford

Founder/CEO

Our Mission

Celebrating African women waterpreneurs who have already served more than 2 million people safe, convenient, affordable drinking water while reducing waterborne illnesses, increasing household revenues, and improving access to education in their communities. Joining with partners and enabling entrepreneurs all over the planet to serve safe water to 50 million more people over the next 10 years. These projections are not guaranteed.

See our full profile



How did we do this year?

Report Card

A-



The Good

First round of funding completed through



The Bad

World events and political instability in Africa have

WeFunder.

increased cost for seeds, irrigation equipment, materials by 3x.

Received Community Grant from Grundfos which started funding for pilot water treatment plant in Ghana.

Supply chain disruptions from COVID materialized.

Expanded partnerships to provide greater geographic coverage and ability to scale.

Additional impact funding post WeFunder has been delayed until pilots are completed.

2021 At a Glance

January 1 to December 31

$1,850 +11%
Revenue

$16,919 [69%]
Net Profit

$3,118 +10X
Short Term Debt

$60,155
Raised in 2021

$34,866
Cash on Hand
As of 04/ 6/22

| INCOME | BALANCE | NARRATIVE |

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Blue Gold Works is a Safe Water Enterprise that generates revenue and delivers significant impact at scale. BGW harvests and sells products derived from the Moringa tree.

Celebrating African women waterpreneurs who have already served more than 2 million people safe, convenient, affordable drinking water while reducing waterborne illnesses, increasing household revenues, and improving access to education in their communities. Joining with partners and enabling entrepreneurs all over the planet to serve safe water to 50 million more people over the next 10 years. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Blue Gold Works Inc. was incorporated in the State of Delaware in May 2017.

Since then, we have:

- BGW is one of those rare enterprises that generates revenue AND big impact at scale.

- Satisfaction that comes with taking action to fix the global water crisis

- Peace of mind that comes with aligning one's investments with one's values.

- Our team has more than 95 years of domain appropriate experience for successful management of Blue Gold Works Inc.

- Confidence in knowing that women-centric, entrepreneur-led enterprises perform better than Aid-led ventures.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $1,850 compared to the year ended December 31, 2020, when the Company had revenues of $1,670. Our gross margin was -52.43% in fiscal year 2021, compared to -30.66% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $103,363, including $95,863 in cash. As of December 31, 2020, the Company had $15,226 in total assets, including $15,226 in cash.

- *Net Income.* The Company has had net income of $16,919 and net income of $54,888 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $283,328 for the fiscal year ended

December 31, 2021 and $178,272 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $178,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target of $900,000, our projected runway is 35 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Blue Gold Works Inc. cash in hand is $34,866, as of April 2022. Over the last three months, revenues have averaged $617/month, cost of goods sold has averaged $833/month, and operational expenses have averaged $8,743/month, for an average burn rate of $8,959 per month. Our intent is to be profitable in 35 months.

Since the date our latest financials cover, no new material changes or trends in Blue Gold Works Inc. have occurred.

BGW's revenue will be minimal in 2022, consisting primarily of sample shipments to prospective customers. A purchase order for 20,000 liters of certified organic Moringa oil has been placed with a supplier for delivery in December 2022. We anticipate revenue from this purchase to occur in 2023.

BGW received a Grundfos Community Grant of $56,000 in 2021. These funds will be used to develop a pilot WaterWorks clean drinking water facility in Ghana as well as several irrigation sites. Some revenue will be realized in 2022 from these water production projects.

BGW anticipates profitability in 2023 from the sale of Moringa Oil and Honey to high end cosmetic companies. BGW will need a minimum of $200,000 in additional capital to achieve profitability in 2023. In 2022, BGW has received an additional grant from Grundfos and is actively seeking additional grant monies.

BGW continues to self-fund part of the necessary additional capital. In addition to self-funding, additional capital has been received from Grundfos and additional grant funding is being investigated.

Net Margin: 915% **Gross Margin: -52%** **Return on Assets: 16%** **Earnings per Share: $16,919.00** **Revenue per Employee: $370**

Cash to Assets: 93% **Revenue to Receivables: ~** **Debt Ratio: 274%**

Blue_Gold_Works_Financials_2021_and_2020.pdf

Blue_Gold_Works_Financials_and_CPA_Review_Report_2020.pdf

BGW__Financials_CPA_Review_Report_2018_and_2019LL0104.pdf

We ♥ Our 24 Investors

Thank You For Believing In Us

Dan Davies
Roger King
Richelle Todd-Yamoah
Akihiko Nakashima
Jonathan Sahn
Jeff Stone
Grace Hanson
Brian Drummond
Mark Langford
Tanya Matos
Muhammed Hassan
Alex Doty
Lynn Langford
Thomas Klauset Aurdal
Felix Vayssieres
Rhonda Wilson
Norma Jane Langford
Rana Gooden
Yoav Getzler
Carmen Lamar
Christopher C Cole
Elizabeth Brekhus
Kate Linscott
Deirdre Foley

Thank You!

From the Blue Gold Works Inc. Team



Lynn Langford
Founder/CEO



Alex Omijeh
Co-Founder Blue Gold
Works Ltd Ng, Marketing

Born and educated in Nigeria, Co-Founder of BlueGold Ltd Ng, Alex is an extraordinary marketeer and innovator with broad and deep connections to Africa.





Dr Eva Roberts
Director Sierra Leone
Moringa Pilot Farm

Dr. Eva Roberts is a surgeon who specializes in chronic waterborne illnesses. For a decade she has also recruited and trained women Moringa farmers, expanding their income and reducing waterborne illnesses in her community in Sierra Leone.



Jake Liebenberg
Founder, Kanyemba
Moringa Growers Project
(KMGP)

Jake, a tenacious and good humored small company owner, and generous benefactor to local schools in Zimbabwe, created KMGP to promote regenerative agriculture and achieve sustainable development.



**Thushego
Mathabatha**
Director, South African
Pilot Farm

Thushego has dedicated his career to commercializing his mother Mavis's organic Moringa farm and orphan feeding program in Makotse Village, South Africa. In 2021 Thushego will harvest and process 40 hectares of organic Moringa trees.



Frank Burkhart
Consulting CFO

Frank is a seasoned, successful entrepreneur who has owned and run direct mail marketing companies. He is so well respected and liked that he has retained customers for 30 years, even after they changed firms.



Julia Bienose
Community Outreach
Coordinator

A teacher with years of experience in gender equality programs, Julia has worked for 4Gates Project, Global Malaria Fund, and SMILE/USAID- Catholic Relief Program to help help Africans afflicted with HIV/AIDS.



Peter Ikpu
Project and Logistics
Manager

A marketing graduate, he is currently the BGW Lagos office manager and logistics coordinator. Peter is an expert at doing whatever it takes to export our honey and oil out of Africa, and is an invaluable asset to BGW operations in Nigeria.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lynn Langford	Founder/CEO @ Blue Gold Works Inc.	2017

Officers

OFFICER	TITLE	JOINED
Lynn Langford	CEO	2017

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Lynn Langford	1,500 Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2019	$178,000		Other
08/2021	$60,155		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Lynn Langford ⊘	06/15/2019	$178,000	$178,000 ⊘	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,500	1,500	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	500

Risks

BGW must secure funding of $434K in Q2 2021, to upgrade WaterWorks to full capacity in Ghana and see a significant revenue increase. If we are unable to raise this amount, we will be unable to reach our 2022 projections

Cash Flow 2. If BGW fails to secure purchase contracts for 20,000 KG of organic Moringa oil and 2,000 KG of FairTrade Moringa honey from a major skin care company by Q2-2022, expanding our sustainable water business will be slowed.

Theft and fire. Several years ago one of our sponsored farmers suffered the theft of all 31 of his newly installed solar panels. Accordingly, BGW has budgeted for 24/7 security at the WaterWorks, dog security at the farms, crop insurance for the farmers, as well as all calamity insurance at our processing hubs.

Natural catastrophes like droughts, locusts, flooding and climate change resulting in the complete loss of harvests of our Moringa products in 5 countries is a risk. However, Moringa is a drought tolerant, pest resistant, abundant tree, and BGW is constantly evaluating new organic Moringa farming cooperatives across Africa.

Political and banking system instability in the developing world is an ongoing risk. BGW will remain nimble in our operations to mitigate these risks. For example, BGW recently moved the location of its first WaterWorks from unsettled Nigeria to stable and fair Ghana. BGW has also just added EcoCert certified organic Moringa farming and processing cooperatives in both Ghana and South Africa, capable of suppling 20,000 KG of oil to our group of sponsored farms.

Cash Flow 1. BGW depends upon revenues from agricultural products. Unless we are able to make timely farming investments in Q2-Q3 2021, we will be unable to plant and harvest our organic Moringa oil and FairTrade Moringa honey in Q1-Q2 2022.

Business interruption from COVID-19 travel restrictions and lockdowns. Pending success of our Wefunder crowdfund raise we will break ground on our BGW WaterWorks in Ghana in Q2-2021. If COVID-19 travel restrictions and lockdowns are re-imposed in Ghana, BGW could suffer delays in the set-up and operation of our mini water treatment plant, serving safe affordable water to 8,000 people daily.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊕;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Blue Gold Works Inc.

- Delaware Corporation
- Organized May 2017
- 5 employees

17 Meadow Way
Fairfax CA 94930

http://www.bluegoldworks.com

Business Description

Refer to the Blue Gold Works Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Blue Gold Works Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.